SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                    Metromedia International Group, Inc.
                              (Name of Issuer)

                        Common Stock $1.00 par value

                      (Title of Class and Securities)

                                591695-10-1

                   (CUSIP Number of Class of Securities)

                          Arthur M. Siskind, Esq.
                       c/o News America Incorporated
                        The News Corporation Limited
                        1211 Avenue of the Americas
                          New York, New York 10036
                               (212) 852-7000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                            Alan G. Straus, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-2037

                             September 30, 1999

                       (Date of Event which Requires
                         Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of section 240.13d-1(e), 240.13d-1(f) or
 240.13d-1(g), check the following:      (  )

 Note.     Schedule filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

 _________________________

    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No. 591695-10-1


  (1)  NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        The News Corporation Limited

  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                   (a)  ( )
                                                   (b)  (x)

  (3)  SEC USE ONLY


  (4)  SOURCE OF FUNDS

        OO

  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)          (  )

  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        South Australia, Australia


      NUMBER OF SHARES              (7)  SOLE VOTING POWER
        BENEFICIALLY                          9,136,744
         OWNED BY
          EACH
        REPORTING                   (8)  SHARED VOTING POWER
         PERSON                                  -0-
          WITH
                                    (9)  SOLE DISPOSITIVE POWER
                                              9,136,744

                                    (10) SHARED DISPOSITIVE POWER
                                                 -0-

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,136,744

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (  )

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      9.8%

 (14) TYPE OF REPORTING PERSON

      CO



 CUSIP No. 591695-10-1


  (1)  NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        News America Incorporated

  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                   (a)  ( )
                                                   (b)  (x)

  (3)  SEC USE ONLY


  (4)  SOURCE OF FUNDS

        OO

  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)           (  )


  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


          NUMBER OF SHARES          (7)  SOLE VOTING POWER
            BENEFICIALLY                      9,136,744
              OWNED BY
               EACH                 (8)  SHARED VOTING POWER
             REPORTING                           -0-
              PERSON
               WITH                 (9)  SOLE DISPOSITIVE POWER
                                              9,136,744

                                    (10) SHARED DISPOSITIVE POWER
                                                 -0-

 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,136,744

 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
        (  )

 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       9.8%

 (14)  TYPE OF REPORTING PERSON

       CO



 CUSIP No.  591695-10-1


  (1)  NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        News PLD LLC

  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                   (a)  ( )
                                                   (b)  (x)

  (3)  SEC USE ONLY



  (4)  SOURCE OF FUNDS

        OO

  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)           (  )


  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


        NUMBER OF SHARES            (7)  SOLE VOTING POWER
          BENEFICIALLY                        9,136,744
           OWNED BY
             EACH                   (8)  SHARED VOTING POWER
           REPORTING                             -0-
            PERSON
             WITH                   (9)  SOLE DISPOSITIVE POWER

                                              9,136,744

                                    (10) SHARED DISPOSITIVE POWER
                                                 -0-

 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,136,744

 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         (  )

 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       9.8%

 (14)  TYPE OF REPORTING PERSON

       OO



 CUSIP No.  591695-10-1


  (1)  NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        K. Rupert Murdoch

  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a)  ( )
                                                        (b)  (x)

  (3)  SEC USE ONLY

  (4)  SOURCE OF FUNDS

        OO

  (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)          (  )


  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


     NUMBER OF SHARES               (7)  SOLE VOTING POWER
       BENEFICIALLY                          9,136,744
         OWNED BY
          EACH                      (8)  SHARED VOTING POWER
        REPORTING                                -0-
         PERSON
          WITH                      (9)  SOLE DISPOSITIVE POWER
                                             9,136,744

                                    (10) SHARED DISPOSITIVE POWER
                                                 -0-

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,136,744

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (  )

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      9.8%

 (14) TYPE OF REPORTING PERSON

      IN



 Item 1.   Security and Issuer

         The title of the class of equity securities to which this Schedule relates is common stock, par value $1.00 per share (the "Common Stock"), of Metromedia International Group, Inc., a Delaware corporation (the "Issuer" or "Company"). The address of the principal executive offices of the Company is One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137.


 Item 2. Identity and Background

         (a) - (c), (f) This Schedule is being filed by (i) The News Corporation Limited, a South Australia, Australia corporation ("News Corporation"), with its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) News America Incorporated, a Delaware corporation ("NAI"), with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036,
 (iii) News PLD LLC, a Delaware limited liability company ("News PLD LLC"), with its principal executive office located at 1211 Avenue of the Americas, New York, New York 10036, and (iv) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, CA 90035. News Corporation, NAI, News PLD LLC and K. Rupert Murdoch are referred herein collectively as the "Reporting Persons". The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of each of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 is a United States citizen unless otherwise indicated.

         News Corporation is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming, television, satellite and cable broadcasting, the publication of newspapers, books and magazines, the production and distribution of promotional and advertising products and services, the development of digital broadcasting, the development of conditional access and subscription management systems and the creation and distribution of on-line programming.

         News Corporation owns indirectly 100% of the outstanding common stock of NAI. NAI, the principal subsidiary in the United States of News Corporation, conducts, together with its affiliates and subsidiaries, a substantial portion of the United States activities of News Corporation.

         NAI owns directly and through an intermediary 100% of the outstanding membership interests in News PLD LLC.

         News PLD LLC primarily holds, manages and otherwise deals with the Reporting Persons' investment in the Company.

         K. Rupert Murdoch is the Chairman and Chief Executive of News Corporation; a director of News Publishing Australia Limited; a director of News International plc, News Corporation's principal subsidiary in the United Kingdom; a director of News Limited, News Corporation's principal subsidiary in Australia; a director of NAI; a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster; Chairman and a director of British Sky Broadcasting Group plc, which operates one of the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland; and Chairman and a director of Fox Entertainment Group, Inc., a leading vertically integrated entertainment company.

         Approximately 30% of the voting stock of News Corporation is owned by Cruden Investments Pty. Limited, a subsidiary thereof, K. Rupert Murdoch, members of his immediate family and a corporation which is controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons.

         Cruden Investments Pty. Limited is a private Australian incorporated investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and certain charities. By virtue of shares of News Corporation owned by such persons and entities and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

         (d) - (e) None of the Reporting Persons have, during the last five years, (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


 Item 3. Source and Amount of Funds or Other Consideration

         The Reporting Persons acquired beneficial ownership of the Common Stock reported on hereunder on September 30, 1999 (the "Closing Date"), pursuant to the closing of the merger (the "Merger") contemplated by the Agreement and Plan of Merger, dated as of May 18, 1999 (the "Merger Agreement"), by and among the Company, PLD Telekom Inc., a Delaware corporation ("PLD"), and Moscow Communications, Inc., a Delaware corporation ("Moscow"). Pursuant to the Merger Agreement, Moscow, a wholly-owned subsidiary of the Company, was merged with and into PLD. PLD, the surviving corporation, became a wholly-owned subsidiary of the Company. At the time of the Merger, PLD was a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Reporting Persons had previously filed jointly with the Commission on August 14, 1998 a Schedule 13D under the Exchange Act to report their respective ownership of shares of the common stock of PLD. The Reporting Persons subsequently filed jointly with the Commission amendments thereto on March 22, 1999 and May 18, 1999. Immediately prior to the Closing Date, News PLD LLC owned 14,381,780 shares of common stock of PLD as determined pursuant to Rule 13d-3 under the Exchange Act. In addition, immediately prior to the Closing Date, NAI held promissory notes of PLD convertible into 3,804,369 shares of common stock of PLD, which notes were paid in full and which conversion rights were extinguished in connection with the closing of the Merger. Each of News Corporation, NAI and Mr. Murdoch, as persons who may be deemed to control News PLD LLC, may be deemed to beneficially own the shares owned by News PLD LLC. In the Merger, each shareholder of PLD received 0.6353 shares of Common Stock for every share of common stock of PLD owned by such shareholder at the time the Merger occurred. This Schedule 13D reflects beneficial ownership of 9,136,744 shares of Common Stock acquired by the Reporting Persons as a result of the consummation of the Merger.


 Item 4. Purpose of Transaction.

         Each of the Reporting Persons has acquired its beneficial ownership of the Common Stock reported on herein in the Merger as described above. The Reporting Persons currently hold such Common Stock for investment purposes. None of the Reporting Persons has plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


 Item 5. Interest in the Securities of the Issuer.

         (a) (i) News PLD LLC has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 9,136,744 shares of Common Stock, representing approximately 9.8% of the outstanding shares of the Company;

         (a) (ii) Each of News Corporation, NAI and Mr. Murdoch, as persons who may be deemed to control News PLD LLC for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially own 9,136,744 shares of Common Stock (the shares of Common Stock acquired by News PLD LLC), representing approximately 9.8% of the outstanding shares of the Company.

         Except as set forth in this Item 5(a), none of the Reporting Persons, nor any other person controlling, controlled by or under common control with, any of the Reporting Persons nor, to the best of their knowledge, any persons named in Schedule 1 hereto owns beneficially any shares of Common Stock.

         (b) Each of the Reporting Persons has sole voting or dispositive power with respect to the shares of Common Stock which they beneficially hold. None of the Reporting Persons share voting and dispositive power with respect to any shares of Common Stock which they beneficially hold.

         (c)  None other than the transactions described in Item 3.

         (d)  Inapplicable.

         (e)  Inapplicable.


 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Prior to the effective time of the Merger, NAI, News PLD LLC and Metromedia Company, a Delaware general partnership ("Metromedia"), entered into a Voting Agreement (the "Voting Agreement") with the Company which provides, among other things, if Metromedia proposes to sell, transfer or assign any shares of Common Stock to a non-affiliated third party (other than a sale pursuant to an effective registration under the Securities Act of 1933, as amended (the "Securities Act"), or Rule 144 promulgated under the Securities Act), so long as NAI and its affiliates own more than 5% of the outstanding Common Stock, NAI and its affiliates will have the right to sell a proportionate amount of their Common Stock to the proposed transferee.

         In connection with the Merger, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with NAI and News PLD LLC which provides that the Company will put into place a shelf registration statement no later than six months after the Merger is consummated to register the shares of Common Stock that NAI and News PLD LLC received in the Merger. Sales of the shares of Common Stock may be made on the American Stock Exchange or the Pacific Stock Exchange or such other national securities exchange or automated interdealer quotation system on which the shares of Common Stock are then listed, through negotiated transactions or otherwise and at terms then prevailing or at prices related to the then current market price.

         Under the terms of the Merger Agreement, the Company expanded the size of its Board of Directors from nine to eleven members and permitted NAI to designate a nominee to fill one of the newly created vacancies.


 Item 7. Material to be Filed as Exhibits.

 EXHIBIT No.                        DESCRIPTION

 EXHIBIT 1. Agreement and Plan of Merger, dated as of May 18, 1999, among PLD Telekom Inc., Metromedia International Group, Inc. and Moscow Communications (Incorporated by reference to Exhibit 99.2 of Metromedia International Group, Inc.'s Current Report on Form 8-K, filed with the Commission on May 20, 1999 (SEC File No. 001-05706)).

 EXHIBIT 2. Voting Agreement, dated as of May 18, 1999, among Metromedia International Group, Inc., News America Incorporated, News PLD LLC and, for the purposes of Section 5.5 only, Metromedia Company (Incorporated by reference to Exhibit
                99.3 of Metromedia International Group, Inc.'s Current Report on Form 8-K, filed with the Commission on May 20, 1999 (SEC File No. 001-05706)).

 EXHIBIT 3. Registration Rights Agreement, dated as of May 18, 1999, among Metromedia International Group, Inc., News America Incorporated and News PLD LLC (Incorporated by reference to

                Exhibit 99.4 of Metromedia International Group, Inc.'s Current Report on Form 8-K, filed with the Commission on May 20, 1999 (SEC File No. 001-05706)).

 EXHIBIT 4. Agreement of Joint Filing, dated October 8, 1999, among News Corporation, NAI, News PLD LLC and Mr. Murdoch.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                                    THE NEWS CORPORATION LIMITED


 Dated:  October 8, 1999            By:  /s/ Arthur M. Siskind
                                         ________________________
                                         Name:  Arthur M. Siskind
                                         Title: Director


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                                    NEWS AMERICA INCORPORATED


 Dated:  October 8, 1999            By:  /s/ Arthur M. Siskind
                                         _________________________
                                         Name:  Arthur M. Siskind
                                         Title: Director


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.


                                    NEWS PLD LLC


 Dated:  October 8, 1999            By:  /s/ Lawrence Jacobs
                                         _________________________
                                         Name:  Lawrence Jacobs
                                         Title: Vice President


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.



 Dated:  October 8, 1999                 /s/ K. Rupert Murdoch
                                         _________________________
                                         K. RUPERT MURDOCH




SCHEDULE 1

 DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF THE REPORTING PERSONS.


                                                                        PRINCIPAL BUSINESS OR
                                                                        ORGANIZATION IN WHICH
                                  PRINCIPAL OCCUPATION AND                 SUCH EMPLOYMENT
         NAME                         BUSINESS ADDRESS                       IS CONDUCTED
----------------------  ---------------------------------------------  ------------------------

K. Rupert Murdoch       Chairman and Chief Executive of News               News Corporation
                        Corporation; Director of News Publishing
                        Australia Limited; Director of News
                        International plc; Director of News Limited;
                        Director of NAI, Chairman and Director of Satellite
                        Television Asian Region Limited ("STAR TV");
                        Director of British Sky Broadcasting Group plc
                        ("BSkyB"); 10201 West Pico Boulevard
                        Los Angeles, CA 90035

Geoffrey C. Bible       Non Executive Director of News Corporation;        Philip Morris
                        Chairman and Chief Executive Officer of Philip
                        Morris Companies Inc. ("Philip Morris"); Director
                        of New York Stock Exchange, Inc.; and Director of
                        Lincoln Center for the Performing Arts, Inc.;
                        120 Park Avenue
                        New York, New York 10017

Chase Carey             Executive Director and Co-Chief Operating          Fox Television
                        Officer of News Corporation; Director and Executive
                        Vice President of NAI; Chairman and Chief Executive
                        Officer of Fox Television; 10201 West Pico
                        Boulevard Los Angeles, CA 90035

Gareth C.C. Chang       Executive Director of News Corporation;             STAR TV
                        Executive Chairman of STAR TV;
                        8th Floor
                        One Harbourfront
                        18 Tak Fung Street
                        Kowloon, Hong Kong

Peter Chernin           Executive Director, President and Chief             News Corporation
                        Operating Officer of News Corporation; Director,
                        Chairman and Chief Executive Officer of NAI;
                        10201 West Pico Boulevard
                        Los Angeles, CA 90035

                                                                            Principal Business or
Kenneth E. Cowley1      Non Executive Director of News Corporation;         News Corporation
                        Director of Ansett Australia Holdings Limited;
                        Chairman of Ansett International Pty Ltd. and
                        Chairman of Ansett New Zealand Pty Ltd.;
                        2 Holt Street
                        Sydney, New South Wales 2010
                        Australia

David F. DeVoe          Executive Director, Senior Executive Vice           News Corporation
                        President and Chief Executive Officer and Finance
                        Director of News Corporation; Director and Senior
                        Executive Vice President of NAI; Director of STAR
                        TV; Director of BSkyB;
                        1211 Avenue of the Americas
                        New York, New York  10036

Roderick I. Eddington   Executive Director News Corporation;                Ansett
                        Executive Chairman of Ansett Holdings Limited
                        ("Ansett"); Director of Ansett Australia Limited
                        and Ansett Australia Holdings Limited; Director and
                        Deputy Chairman of News Limited;
                        501 Swanston Street
                        Melbourne, 3000
                        Australia

Aatos Erkko2            Non Executive Director of News Corporation;         Sanoma
                        Chairman and Chief Executive Officer of Sanoma
                        Group and Sanoma Corporation ("Sanoma"), privately
                        owned media companies in Finland;
                        P.O. Box 144
                        SF00101 Helsinki, Finland

Andrew S.B. Knight3     Non Executive Director of News Corporation;         News Corporation
                        c/o News International plc
                        1 Virginia Street
                        London E19X4 England

                                                                            Principal Business or
Lachlan K. Murdoch      Executive Director of News Corporation;             News Corporation
                        Chairman and Director of Queensland Press Limited;
                        Director of Herald & Weekly Times Limited; Managing
                        Director and Director of News Limited; Deputy
                        Chairman of STAR TV; Director of Beijing PDN Xinren
                        Information Technology Company Ltd.; Director of
                        FOXTEL Management Pty Ltd.;
                        2 Holt Street
                        Sydney, New South Wales 2010
                        Australia

Thomas J. Perkins       Non Executive Director of News Corporation;         Kleiner Perkins
                        Senior Partner at Kleiner Perkins Canfield & Byers
                        ("Kleiner Perkins"); Director of Compaq Computer
                        Corporation;
                        4 Embarcadero Center
                        Suite 3520
                        San Francisco, CA 94111

Bert C. Roberts, Jr.    Non Executive Director of News Corporation;         MCI
                        Chairman, Director and Chief Executive Officer of
                        MCI Communications Corporation ("MCI");
                        1801 Pennsylvania Avenue, N.W.
                        Washington, D.C. 20006

Stanley S. Shuman       Non Executive Director of News Corporation;         Allen & Company
                        Executive Vice President and Managing Director of
                        Allen & Company Incorporated ("Allen & Company");
                        Director of NAI;
                        711 Fifth Avenue
                        New York, New York 10176

Arthur M. Siskind       Executive Director, Senior Executive Vice           News Corporation
                        President and Group General Counsel of News
                        Corporation; Director of BSkyB; Director and Senior
                        Executive Vice President of NAI; Director of STAR
                        TV;
                        1211 Avenue of the Americas
                        New York, New York 10036




--------
     1  Citizen of Australia

     2  Citizen of Finland

     3  Citizen of United Kingdom